UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	October 2023

Commission File Number	333-183376

(Translation of registrant's name into English)

Miramar #21, Garden Drive, Paradise Island, Nassau, Bahamas

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

On October 31, 2023, Xtra-Gold Resources Corp. (the "Company") filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:

● Unaudited consolidated interim statements for the nine months ended September 30, 2023.

● Management's discussion and analysis of financial conditions and results of operations for the nine months ended September 30, 2023.

● Form 52-109F2 - Certification of interim filings - Full Certification on for the nine months ended September 30, 2023 by the Company's Chief Executive Officer ("CEO"); and

● Form 52-109F2 - Certification of interim filings - Full Certification on for the nine months ended September 30, 2023 by the Company's Chief Financial Officer ("CFO").

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Unaudited interim consolidated financial statements for the period ended September 30, 2023.

99.2	Management's discussion and analysis of financial conditions and results of operations for the period ended September 30, 2023.

99.3	Form 52-109F2 - CEO Certification of interim filings; and

99.4	Form 52-109F2 - CFO Certification of interim filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2023	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ James Longshore
James Longshore,
Chief Executive Officer